

BUSINESS MODEL FOR LIVE ESQ LLC.

The only mobile platform profitable prior to launch

ANDRO SAMUEL | ANTHONY DRAUCIKAS ESQ.

LESQ

PREFACE: STATE OF THE UNION

Throughout the United States there is a perception that some members of our Law Enforcement community function under either expressed or inherent forms of bias affecting the way they apply the laws to minorities.

Nationwide there Is an immediate almost insatiable need to implement a mechanism of accountability that would protect citizens rights and reform police practices.

AGENDA

1. **Current Legal Services Environment**

2. What does Live Esq LLC do?

3. Value Proposition

4. Members and Markets

5. Monetization

6. Competition

7. Strategic Control

8. Legal Implications and Compliance

CURRENT LEGAL SERVICES ENVIRONMENT

(OVERVIEW)

- **Currently the Legal Services Industry is designed to mitigate any potential consequences which arise when an individual receives a Criminal or Traffic Complaint.**

    - **Defendants** must find representation on their own:
        - Many times the Tickets are issued In areas where the defendant does not live complicating their options in securing council

    - **Attorneys** face the task of trying to extract pertinent and potentially exculpatory information that may exonerate the client contingent upon the observations the defendant makes throughout the encounter
    - While Attorneys have the training to identify the potential violations the officer committed and utilize those findings in presenting a defense

CURRENT LEGAL SERVICES ENVIRONMENT

CONSUMER ANGLE

- People in need of legal representation must navigate through the different forms of solicitation:

  - Online Attorney Advertisement
    - Google, Bing, Yahoo, Facebook Twitter

  - Mailers by attorneys state-wide

  - Referral by someone who used an Attorney previously

CURRENT LEGAL SERVICES ENVIRONMENT

REPRESENTATIVE ANGLE

- Attorneys generate business predominantly by utilizing the following forms of Marketing:

  - Online Advertisements (Google, Bing, Yahoo, Facebook and Twitter)
    - The Cost for each click (CPC) based on Traffic/Criminal keywords range from $100-$1000 averaging $500 cost per click

  - Attorneys also utilize what we call the "Saturation Method" through flooding people recently charged with Traffic or Criminal offences by Mailers

  - Finally Attorneys with an existing practice rely on Referrals, averaging 1 referral for every 25 clients served

CURRENT MODEL | COST OF ACQUISITION. PRE LESQ

- ✓ **(X) Online AD**
  - ✓ Cost Per Click Range (CPC) $100-$1000
    - ✓ Appointments generated per click = ¼
      - ✓ Retainers signed 2/3 of ¼
        - ✓ Revealing for every 4 visitors 1 sets an appointment-For every 3 appointments 2 Retainers are signed on average

- ✓ **(-) Referral**
  - ✓ Highest Closing Ratio of 2/3
    - ✓ 3 visitors on average generate 2 Retainers

- ✓ **(+) Mailer**
  - ✓ "Saturation Method" Cost Range from $.40-45 per mailer
    - ✓ Average Consultations Generated 1/500
      - ✓ Average Retainers post Consultation 2/3
        - ✓ Revealing 1 Consultation / 500 mailers sent
          - ✓ And a 2 Retainers for every 3 appointments
            - ✓ 1500 Mailers for every 2 retainers on average

WHY PAY US?

1. **The Attorneys Pay US**
   1. **WHY**?
      1. On average Attorneys spend
         1. **$500 per ad click** on platforms like, Google, Bing, Yahoo, Facebook, Twitter, and many more
         2. **$1-45**/ mailer (AVERAGE 1000K SENT MONTHLY)
         3. Depend on referral

   2. ***Mean of 22.4%*** respond cumulatively to the listed forms of advertisement followed by 75& capture rate

CURRENT MODEL SCHEMATIC. (CMS)

KEY: (X) Online AD
          (-) Referral
          (+) Mailer

ATTORNEY

X   -   +
X   -   +
X   -   +
X   -   +
X   -   +
X   -   +
X   -   +
X   -   +

Market Barrier of Entry



TARGET

AGENDA

1. Current Legal Services Environment
2. **What does Live Esq LLC do?**
3. Value Proposition
4. Members and Markets
5. Monetization
6. Competition
7. Strategic Control
8. Legal Implications and Compliance

WHAT DOES LIVE ESQ LLC DO?

- Network maestro connecting two parties through our Variable and Fixed Network Algorithm (VFNA)
  - Manages network through a Smart Phone Application
    - Monitors Supply Demand ratios at 1.66% attorney to user
    - Ensuring User demand is met with available Attorneys
    - Incentives participation
  - Records Events and streams data concurrently ensuring information integrity
    - Certifies Video Copies admissible in Court
  - Video and Audio Capable
  - Monitors Supply Demand ratios at 1.66% attorney to user

- Facilitates Free on demand Legal Consultations during police encounters and other impending legal needs

- Generates a large **targeted** lead pool for Attorneys
  - Opportunity to see many clients in a short period of time

AGENDA

1. Current Legal Services Environment
2. What does Live Esq LLC do?
3. **Value Proposition**
4. Members and Markets
5. Monetization
6. Competition
7. Strategic Control
8. Legal Implications and Compliance

VALUE PROPOSITION

THE ONLY PROVIDER OF **FREE** INSTANT ON-DEMAND ACCESS TO ATTORNEY CONSULTATIONS

* Live Esq designed a comprehensive network structure that protects its ability to function in the market its captured through our patent pending essential components while ensuring its ability to provide access to Attorneys for no cost in combination with a simple, user friendly interface

- Live Esq has no inventory

- Our paying Subscribed Member Attorneys are our customers

- Live Esq does not pay fees or share profit with any Subscribed Member Attorneys

- Live Esq does not "refer" users to any specific Attorneys

  - Attorney and User connections are based solely on the geographical location of the initiating user through our "VFNA" (Variable & Fixed Network Algorithm)

- Live Esq's Subscribed Member Attorneys **are not employees** they are "Licensed Subscribers"

VALUE PROPOSITION: NETWORK MAESTRO

USER

MEMBER ATTORNEYS



REQUEST

RECEIVED BY FOUR NEARBY LIVE ATTORNEYS

CONNECTED

LESQ

ACCEPTED

VARIABLE LOCATION
NO COST

FIXED LOCATION
ANNUAL SUBSCRIPTION $25-$200/ MONTH

Connection factors a [users variable location] with
A [fixed Attorney location] based on their registered practice address

MOVING THE CONSULTATION PROCESS **BACK**

PRE LESQ



Ticket

Search for Attorney

Consultation

Retainer

Court Appearance

LESQ MODEL



Consultation During
Police Encounter

Retainer

Court Appearance

Real-Time Consultation through video and audio capable platform simultaneously broadcasted on both sides of the communication

LESQ: REAL-TIME CONSULTATIONS

FROM



INCREENTAL EVOLUTION

- Searching online for an Attorney
- Calling different firms with questions
- Traveling for an initial consultation
- Explaining the events that took place when the ticket was issued

TO

- Instantly connecting with an Attorney during a Traffic Stop
- Having a consultation throughout the encounter
- Leveraging the Attorneys observations to benefit a defense
- Having access to a certified video record of the encounter

AGENDA

1. Current Legal Services Environment
2. What does Live Esq LLC do?
3. Value Proposition
4. **Members and Markets**
5. Monetization
6. Competition
7. Strategic Control
8. Legal Implications and Compliance

ADDRESSING MARKET SEGMENTATION

ATTRIBUTES

IMMEDIATE SOCIAL NEED
PHASE ONE

- Rampant societal fear of how police apply laws to minorities

- In need of an immediate mechanism that would create accountability in person to police encounters

- In need of Attorney Representation

GENERAL LEGAL INQUIRES
PHASE TWO

- Over 25 Million civil law suits were filed in 2014

- 70% of the cases filed were with Attorneys that they "found "on their own (30% referral)

- 45% were personal injury

- In need of Attorney representation

PHASE ONE | MARKET



1.245 Million Attorneys (*1)

26.4 Million Traffic Stops Annually (*2)

145,000 Law Degrees Issued Annually (*1)

(*1) Source: ABA Market Research Department, 4/2012
(*2) US Department of Justice

ADDRESSING MARKET SEGMENTATION

(EXECUTION)

PHASE ONE | PART ONE

SOLVING IMMEDIATE SOCIAL NEED

We solve the immediate market need while also generating a large database of potential clients for Attorneys

Our initial market launch is designed to achieve a Strategic goal through tactical execution

HOW



ADDRESSING MARKET SEGMENTATION

(IMPLEMENTATION)

PHASE ONE | PART TWO

HOW   SOLVING IMMEDIATE SOCIAL NEED

While people are Rioting, Marching and even fighting for a mandate requiring unilateral widespread use of body cameras…
WE have developed a solution

We are providing their own Interactive 'Body Camera' that records and initializes a local Attorney who will monitor every moment of the encounter and consult with them in real-time throughout the encounter with one INVALUABLE ATTRIBUTE……………

ITS FREE

HOW IT WORKS
The traffic stop app


Call Request


Disposition


Schedule an appointment

ONE STEP CALL REQUEST

- When a user loads the app it takes one click to send the immediate request for an Attorney
  - Within 25 seconds an Attorney will appear on the screen and begin the Real-Time Consultation

POST CALL DISPOSITION

- Once the call is completed a disposition screen appears with TWO questions
  - Did you get a ticket
  - How would you rate the Attorney

SCHEDULE AN APPOINTMENT WITH THE ATTORNEY

- If a ticket is issued (contingent upon the previous answer) the user has the ability to choose a date to meet with the Attorney and discuss the case

ADDRESSING MARKET SEGMENTATION

TRANSITION

Lasting Emotional Connection:

The people in society affected by the injustices they face will be directly impacted by Free access to our Member Attorneys

By offering millions throughout this Country this service we create a personal connection that allows us to corner the vertical within the market that we have created while also leveraging the data aggregated to directly offer them other services the Member Attorneys can assist them with

By offering this service for Free to our Users we are generating direct access to people in immediate need of representation for Attorneys grow their business

PHASE TWO | MARKET



1.245 Million Attorneys (*1)

30 Million Civil Lawsuits filled annually (*2)

145,000 Law Degrees Issued Annually (*1)

(*1) Source: ABA Market Research Department, 4/2012
(*2) http://www.bjs.gov/index.cfm?ty=tp&tid=30

ADDRESSING MARKET SEGMENTATION

(EXECUTION)

PHASE TWO | PART ONE

GENERAL LEGAL INQURIES

Most Americans will need an Attorney in any given year under the following legal umbrellas:

- Civil Law
- Personal Injury Law
- Domestic Law
- Business law

ADDRESSING MARKET SEGMENTATION

PHASE TWO | PART ONE

GENERAL LEGAL INQURIES



AGENDA

1. Current Legal Services Enviornment

2. What does Live Esq LLC do?

3. Value Proposition

4. Members and Markets

5. **Profit Before Practice**

6. Competition

7. Strategic Control

8. Legal Implications and Compliance

PROFIT BEFORE PRACTICE | OVERVIEW

A PROFITABLE PLATFORM PROVIDING ACCESS TO INSTANT LEGAL SERVICES

- Comprehensive model creating an opportunity for service providers to generating a profit their initial services for free

- Attorneys have the opportunity to capitalize on an initial available market of 2.64 million users

- There are 2100% more Users than Attorneys

    - Numbers based on a 10% capture of both Attorneys and Users

MONETIZATION

Our revenue is generated from the Attorneys who are providing this Free Service.

- **WHY WOULD THEY PAY US?**

Attorneys spend up to $500 PER AD CLICK on sites like Google Bing & Yahoo.

- Attorneys Target People who are looking for representation most commonly Traffic Violations.
  - Furthermore. Attorneys depend on the Individuals own recollection of the event. There are things the Attorney may have noticed during the encounter which could assist in their defense, but without witnessing it first hand, they rely on untrained testimonial observations.

Live Esq's Traffic Stop App also connects the Attorneys with a Local Driver

- This increases the probability that if a Ticket were received, the Attorneys are more likely to be Retained.

MONETIZATION: MATH

There are 1.245 Million Attorneys Nationwide

- 10% Projected Capture within 24 months
    - EQUALS 124,000 Attorneys

- Charging $50/month to be part of the Network
    - Memberships vary from $50-$200 Monthly

- $74,400,000 Generated annually
- Paid monthly at $6,200,000
    - NOTE
        - THE AVERAGE RETAINER IS $750
        - IF they secure two per year they make 250%+

PROFIT BEFORE PRACTICE | OVERVIEW

A PROFITABLE PLATFORM PROVIDING ACCESS TO INSTANT LEGAL SERVICES

- In order for Attorneys to have access to Users they must be Subscribed Members

    - Subscribed membership fees are paid Monthly with an Annual Contract
    - Membership fees vary based on:
        - Specialty
        - Location
        - Contract length
    - Fees range from $25-200/ month
        - On an average subscription of $50/month
            - 124,000 Attorneys (10%)
                - Equates to $74,000,000 annually

- **Fees will be collected 24 hours PRIOR to the applications launch**

GENERATING MEMBERSHIPS

NO LOSS SALES FORCE

- Independent Sales Force
  - Paid Based on Fulfillment of the following Terms:
  - Must secure 10 Attorney memberships per week
  - Agent earns $500 per week upon fulfillment of terms (10 new memberships)

- 26 agents generating 10 memberships a week
  - Generates 1,040 new memberships a month



- ***<u>PLEASE NOTE THE USE OF 26 AGENTS</u>***
  - The number of agents depicted is only to show that our large target can be achieved with a small team not the actual team target size

GENERATING MEMBERSHIPS

RECIEVABLES

- 26 agents generating 10 Attorney annual memberships a week average of $50/month

- Generates 1,040 new memberships a month
  - Required $99 initial download fee
    - Generating $102,960

    - At $50/month generates $52,000 paid each month based on 1,040
  - COMPOUNDING EACH MONTH
    - +1,040 EACH MONTH

GENERATING MEMBERSHIPS

RECIEVABLES

- Development of application will take 3 months.

    - At 26 agents over 3 months Attorney memberships will be 3,120 in one state

    - (PLEASE NOTE THE USE OF 26 AGENTS)
        - The number of agents is designed to show that our large target can be achieved with a small team not the actual team target size)
- Tactically securing our 3 year strategic target of our conservatively estimated membership of 124,000

MOVING THE CONSULTATION PROCESS **BACK**

Current Model



Ticket

Search for Attorney

Consultation

Retainer

Court Appearance

LESQ MODEL



Consultation During Police Encounter

Retainer   Court Appearance

Real-Time Consultation through video and audio capture and broadcasted simultaneously on both sides of the communication

STRATEGIC CONTROL
THE ONLY PROFITABLE PLATFORM GENERATING REVENUE 24HOURS PRIOR TO LAUNCH

- First mover advantage
    - The only provider of Legal Consultations DURING police encounters
        - Providing Free Legal Services to people in need creates a lasting connection with the users building Brand Recognition
        - User data accumulated will allow us to introduce new services
- Barrier to Entry
    - pending patents create a near insurmountable barrier to new companies attempting to enter market
    - Near Monopoly
        - Creating a network of Attorneys to provide Free services WHILE charging them requires many components only achievable through our patent pending system

- Network Effects
    - Customers
    - Users



BUSINESS MODEL FOR LIVE ESQ LLC.

The only mobile platform profitable prior to launch

ANDRO SAMUEL | ANTHONY DRAUCIKAS ESQ.

LESQ